SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  /X/                      Form 40-F  / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes  / /                           No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   ____


Registrant incorporates by reference the following Exhibits:
Exhibit 1 - Limited Review of Unaudited Financial Results for the quarter ended 30th September 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Mahanagar Telephone Nigam Limited
                                            (Registrant)

Date: December 1, 2005

                                            By:   /s/  S.C. Ahuja
                                                -----------------------------
                                                Name:    S.C. Ahuja
                                                Title:   Company Secretary

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                                    Exhibit 1


MTNL/SECTT/LIMITED REVIEW/05
November 30, 2005


The Secretary, Stock Exchanges Bombay/Delhi/Calcutta/Madras/NSE/NYSE



SUB:     Limited Review of Unaudited Financial Results for the quarter ended
30th September 2005.


Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please find enclosed Limited Review Report of the Statutory Auditors relating to Unaudited Financial Results for the quarter ended 30th September 2005.

Thanking you,


Yours faithfully,



(S.C. AHUJA)
COMPANY SECRETARY


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The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi

LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED- Period Ended 30-09-2005.

1. We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 30th Sept 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountant firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 30-09-2005.The review reports of the auditors of Mumbai, Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt within our limited review report on the un-audited financial results of the company for the three month period ended 30th Sept 2005.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"1" to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


                                                         For M/s V.K Verma & Co.
                                                           Chartered Accountants



New Delhi                                     (M. Arunachalam) Dated: 25-11-2005
                                                                   (M.No: 89992)
                                                                         Partner


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                                    ANNEXURE 1
                                    ----------


                ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
             (Referred to in para 4 of our report dated 25-11-2005)

           OBSERVATIONS ON THE UN-AUDITED FINANCIAL STATEMENTS FOR THE
                        THREE MONTHS ENDED 30th Sept 2005

1. MTNL has adopted the following basis for valuing fixed assets, Capital work in progress & depreciation, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

     (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.

     (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

     (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy)

     (d) The installation charges received from the subscribers are accounted at the time of receipt, whereas the same should have been treated as deferred Revenue income.

     (e) Fixed Assets discarded from active use have not been valued at realizable cost and as such impact on the same is not ascertained.

     The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.

2.   In respect of Delhi Unit


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     1.   No revenue has been accounted for SMS facility with some CMT operators.
     2. No billing has been made in respect of KTS connection installed in Government premises since beginning.
     3. Revenue sharing payable to BSNL is on the basis of IT Data pending ascertaining of the actual amount.
     4. Revenue of leased circuits has been accounted for as per old tariff subject to adjustment to be done as per reduced new tariff.
     5. Inventory at Sanchar Haats & Site Stores, except inventory at main depot of WLL handsets is under reconciliation and the same are not valued as per accounting policy & Accounting Standard-2 on Valuation on Inventories.

3.   In respect of Mumbai Unit

1)   No provision has been made for the following: -

     a.   Rs 6.31 Crores being revenue sharing with one CMT operator and Rs.
          1.61 crore for refund of excess payment of intra circle calls to one BSO, even after decision of TDSAT.
     b. Rs 4.50 Crores receivable from two CMT operators for infrastructure charges who have disputed the charges and the payment is not forthcoming.
     c.   Rs 3.46 Crores towards the ADC claim of BSNL towards Garuda FW Calls.

2) The sum payable to BSNL amounting to rs. 81.43 Crores for the quarter on account of revenue sharing/interconnectivity usage charges/leased circuits has been accounted for on the basis of data available with MTNL. Further, Pending resolution of dispute, full provision has not been made for old outstanding demand of Rs.1730.88 Crores on MTNL(both for Mumbai and Delhi).

3) No provision has been made in the accounts in respect of following loans and advances

     (a) Dues of Rs 3.25 Crores from United India Periodicals Private Limited/United Data Base (India) Private Limited/Sterling Computers Limited, which are the subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary and
     (b)  Materials given on loan basis Rs 2.88 Crores.

4) The Unit has adopted the basis of valuation of inventories (except for WLL Handsets) as stated in Significant Accounting Policy 3, which is not in accordance with the Accounting Standard-2 on "Valuation of Inventories" issued by the Institute of Chartered Accountants of India which prescribes for valuation of the same at the lower of cost and net realizable value.

5) No adjustments have been made in the books of accounts with regards to losses suffered by the Unit and Claims recoverable from Insurance Company, in the recent flood and heavy rains in Mumbai.


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6)   All receivables and payables including amount due/payable to BSNL/DOT and bank balances are subject to confirmation, reconciliation and consequent adjustments.

4.   In case of Mobile Unit

     1. In case of Mumbai-MS unit No provision has been made in the account for: -
          a) The amount payable to spice communication Ltd for expenses and outbound roaming charges in terms of the agreement for which details are not available.
     2. The unit has not taken into inventory the value of Sim cards lying with area QCSC
     3. No entries have been passed for accounting for Exchange Rate Difference on amount realized from international Operators and amount outstanding against them at the end of the period, in contravention to AS-11" The effects of changes in foreign Exchange Rates" issued by ICAI.

5. All receivable and payables are subject to confirmation, reconciliation and consequent adjustments.

6. The overall impact of matters referred to in the foregoing paras on the Statements of unaudited financial results is not determined/unascertainable.




                                                         For M/s V.K Verma & Co.
                                                           Chartered Accountants



New Delhi                                     (M. Arunachalam) Dated: 25-11-2005
                                                                    M.No: 89992)
                                                                         Partner



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